Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Exhibit 4.90

English Translation

Koram Games Limited

And

HEROIC VISION HOLDINGS LIMITED

And

TalkTalk Limited

Shareholder Agreement

Executed on November 19, 2013

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Recitals

This Shareholder Agreement (“the Agreement”) is entered by and among the following parties in Beijing, China on November 19, 2013:

(1)	Koram Games Limited, a limited liability company established and existing under the laws of Hong Kong (registration number: 1415564), with its registered address located at Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street, Central, Hong Kong (“Kunlun”);

(2)	HEROIC VISION HOLDINGS LIMITED, a limited company established and existing under the laws of British Virgin Islands (registration number: 1795916), with its registered address located at P.O. Box 957, Offshore Incorporations Centre, Road Town, TortoIa, British Virgin Islands (“Heroic Vision”);

(3)	TalkTalk Limited, a limited company established and existing under the laws of British Virgin Islands (registration number: 1799119), with its registered address located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“the Company”).

The above parties are hereinafter referred to as “the Parties” collectively, and a “Party” separately.

Whereas,

(1)	The Parties agree to conclude the Agreement, clarifying the relations between the Parties, as Shareholders of the Company, and relevant terms and conditions regarding the Company’s management and operation.

(2)	The Company agrees to become a Party hereto to confirm the terms and conditions set forth herein and to abide by the matters related to the Company hereunder.

Therefore, the Parties, through negotiation and conclusion of a consensus, agree on the following terms and conditions which are binding on the Parties:

Article 1 Definitions and Interpretation

1.1	Definitions

Unless otherwise specified in the context, the terms in bold letters herein shall have corresponding meanings assigned to them in Annex 1. Unless otherwise defined in Annex 1, the terms in bold letters herein shall have corresponding meanings assigned to them in Investment Agreement.

1.2	Interpretation

1.2.1	Any reference to the Agreement includes annexes and appendixes that are inseparable from the Agreement. “Hereof”, “hereunder”, “herein” and other words with similar meanings shall refer to the entire Agreement other than some article, schedule, annex or appendix. Any reference to any document (including the Agreement) shall be interpreted as the document amended, consolidated, supplemented, updated or superseded from time to time. Unless otherwise specified, (i) any annex or appendix mentioned shall refer to corresponding annex or appendix hereto, and (ii) any article mentioned shall refer to corresponding article in the main body of the Agreement.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

1.2.2	“Including” used herein shall be interpreted as “including but not limited”.

1.2.3	Any reference to any Party to the Agreement or any other agreement or document shall be interpreted as including such Party’s successor or authorized transferee.

1.2.4	“Person” shall include natural person, business office, company, government authority, joint operational project, partnership, committee, unincorporated organization, trust, corporation or other entity (regardless of independent legal entity status).

Article 2 Shareholding Ratio of Shareholders

2.1	On the Closing Date, the Company has issued 10,000 shares, which are all ordinary shares with 1.00 USD per share as par value.

2.2	On the Closing Date, shareholding ratio of the Shareholders is listed as follows, in accordance with the Investment Agreement:

2.2.1 Heroic Vision, holding 6,250 ordinary shares in the Company, with shareholding ratio of 62.5%;

2.2.2	Kunlun, holding 2,250 ordinary shares in the Company, with shareholding ratio of 22.5%;

2.2.3	The Company, holding 1,500 ordinary shares in the Company (as treasury shares), with shareholding ratio of 15%.

Article 3 Company Business

3.1	Except for being approved by Shareholders holding over 50% of the voting right, business of the Group shall be limited within the scope of Group business.

3.2	Group business shall be carried out for maximization of the Company’s interests, and the Company shall make every reasonable effort to maintain, improve and expand Group business through means suitable for the approved business plans.

3.3	The Parties agree that their respective rights in the Company shall be governed by the Agreement and the Articles of Association. Shareholders and the Company agree to comply with the terms hereunder and other relevant provisions, and all terms and conditions in the Articles of Association may be enforced to the Company and its Shareholders.

3.4	Except for being approved by Shareholders holding over 50% of the voting right, all shares and/or equity interest of the Subsidiary Company of the Company shall be held, directly or indirectly, by the Company.

Article 4 Promotion Resources of Website 17173

Heroic Vision agrees to make every reasonable effort to provide the Group with promotion resources of the subordinate Website 17173, and to utilize various strengths to play a role of integration.

Article 5 Shareholders’ Meeting

5.1	The Company has its Shareholders’ Meeting. Shareholders’ meeting shall be governed by Shareholders, exercising their portion of voting right in accordance with their shareholding ratio.

5.1.1	Resolutions with respect to the following matters shall take effect only upon the approval of Shareholders holding over 66.7% of the issued shares:

(a) The Company’s capital increase, issuance of shares for capital increase;

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

(b) Any form of the Company’s merger, division, transformation or dissolution, liquidation; and

(c)	Any company’s becoming a Subsidiary Company of the Company due to the Company’s acquisition of such company’s issued shares or any part of its capital and business.

5.1.2	Unless otherwise stipulated in any governing law and under Article 5.1.1, in case of resolution made by the Shareholders’ meeting on any other matters, such resolution shall take effect only upon approval of Shareholders holding over 50% of the issued shares.

5.1.3	Shareholders’ meeting shall be governed by Shareholders, exercising their portion of voting right in accordance with their shareholding ratio.

5.2	Each shareholders’ meeting (regardless of formal or interim meeting) shall be informed to each Shareholder, via written or e-mail, by the Chairman in ten (10) business days preceding the intending meeting, specifying the date, time and location thereof (“Meeting Notice”). If all Shareholders agree to a relatively short notice period, then the meeting with which such notice period is applied shall be considered as convened appropriately.

5.3	Shareholder who cannot attend shareholders’ meeting shall entrust an agent to attend the meeting prior to the intended time of such meeting, and the agent may exercise power specified in the power of attorney.

5.4	Shareholders can use telephone, teleconference or similar equipments to attend shareholders’ meeting, and the shareholders’ meeting can convene meeting via the above means. It shall be considered that the Shareholder attends the meeting in person on the condition that Shareholders are capable of sending and receiving opinions via interaction methods.

5.5	A written resolution signed by all Shareholders qualified to attend the meeting and voted shall be considered as having the same force and effect as resolution passed in shareholders’ meeting duly convened and held. Any Shareholder, receiving the written resolution issued by the Board, shall approve or reject such written resolution in ten (10) business days upon receipt.

5.6	The Chairman shall be the president of Shareholders’ Meeting. If the Chairman is unavailable or fails to (or refuses to) perform its responsibilities, then the Shareholder attending and holding the most shares is entitled to appoint a chairman to perform corresponding responsibility in such meeting.

Article 6 Board of Directors

6.1	Establishment

The Company has a Board of Directors, subject to Article 5.1.1, which shall be responsible for overall instruction, supervision, management and strategies of the Company.

6.2	Composition of the Board of Directors

6.2.1	The Board of Directors of the Company is constituted by five (5) directors, and three (3) of which are assigned by Heroic Vision, the other two (2) are assigned by Kunlun and Management Shareholders, including:

(a)	From the Closing Date to the time that any Management Shareholder acquires the Company’s shares according to share option incentive plan of Management Shareholders, Kunlun is entitled to appoint two (2) directors to the Company and one (1) of them must be an employee from management staff of the Company; and

(b)	From the time that any Management Shareholder acquires the Company’s shares according to share option incentive plan of Management Shareholders, Kunlun is entitled to appoint one (1) director, and the Management Shareholders are entitled to appoint one (1) director.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

6.2.2	The Company has one (1) Chairman, who shall be appointed directly by Heroic Vision.

6.2.3	Alternate director: any director, with written consent by the Shareholder appointing him/her, may entrust any person (which can be one director of the Company) to be his/her alternate director at any time via written notice to the Company. The alternate director has all rights, privileges and power granted to him/her by the appointing director when acting on such director’s behalf, but shall be subject to various provisions concerning directors in the Articles of Association and the Agreement. Any director may terminate his/her appointment of alternate director at any time via written notice to the Company and Shareholder appointing such director.

6.2.4	Shareholders undertake that they shall ensure the realization of the right of appointing director under Article 5.2 hereof by means of affirmative vote in shareholders’ meeting or executing Shareholders’ written resolution.

6.3	Meeting of the Board of Directors and the Quorum

6.3.1	Meeting of the Board of Directors shall be convened quarterly. Interim meeting of the Board may be convened upon written proposal of two (2) directors. Unless otherwise stipulated in any governing law, any resolution made with respect to matters under Article 5.1.1 during the meeting of the Board of Directors shall be passed on the condition of approval by over 2/3 of the directors of the Board; resolution made with respect to other matters shall be passed on the condition of approval by over 50% of the directors of the Board.

6.3.2	In order to achieve the quorum, at least three (3) directors shall attend in person or appoint alternate director to attend the board meeting held each time. Resolutions made in board meeting without sufficient quorum are invalid.

6.3.3	Notice, agenda and relevant materials of the board meeting shall be delivered to each Shareholder at least in ten (10) days preceding such meeting. Meeting notice shall include the date, time, place, agenda and any relevant materials. If all Shareholders agree to a relatively short notice period, then the meeting with which such notice period is applied shall be considered as convened appropriately. Unless approved by all directors, agenda already delivered to directors may not be modified or added.

6.3.4	Director may attend the board meeting and voting in person or by entrusting alternate director.

6.3.5	Directors can use telephone, teleconference or similar equipments to attend the board meetings, and the Board of Directors can convene meeting via the above means. It shall be considered that the director attends the meeting in person on the condition that directors are capable of sending and receiving opinions via interaction methods.

6.3.6	A written resolution executed by all directors shall be considered as having the same force and effect as resolution passed in the board meeting duly convened and held. Any director, receiving the written resolution proposed by the Company, shall approve or reject such written resolution in ten (10) business days upon receipt.

6.3.7	Subject to good faith obligation and compliance with governing laws, a director may inform the Shareholder appointing such director about all material matters in relation to Company Business and events, and each Shareholder receiving such information guarantees and agrees that such information is confidential information.

Article 7 Board of Directors and Management of the Group

7.1	Composition of the board of directors of other Group Companies shall be the same as the Board of Directors of the Company. Each board meeting of Group Companies shall be held in accordance with the provisions under Article 6 and Article 8.

7.2	Board of directors of the Group Companies is entitled to nominate and appoint management staff and senior officers of the Group Companies, including but not limited to any legal representative of Chinese Subsidiary Company within the Group.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Article 8 Sustaining Obligation

8.1	The Board of Directors shall be responsible for deciding and implementing all the Company policies. The Shareholders shall exercise all of their voting right and other rights in relation to the Company, and shall cause voting by directors appointed by them, as well as cause exercising respective rights of such directors to fully implement terms and conditions herein.

8.2	Subject to governing laws, the Parties shall modify the outline and bylaws of the Articles of Association to include all terms and conditions herein. In case of any inconsistency between the Agreement and the outline/bylaws of the Articles of Association, the Parties shall take necessary measures to modify the Articles of Association to eliminate such inconsistency.

Article 9 Restriction on Equity Transfer

9.1	Transfer Restrictions

9.1.1	Except for circumstances permitted under Article 9.2, Article 9.3, Article 9.4 and Article 11 as well as respective shares in the Company permitted to transfer to its affiliates by Heroic Vision and Kunlun, and without prior written consent of other Shareholders, any and all Shareholders may not:

(a)	Set encumbrance, via mortgage (regardless of fixed or floating pledge), pledge or other methods, to all or any part of the shares and/or legal or beneficially owned equity interest held by any Group Companies;

(b)	Sell, transfer or dispose of, in any other ways, any shares and/or any legal or beneficially owned equity interest specified herein held by any Group Companies, or transfer or dispose of any interest included in the Agreement;

(c)	Execute any agreement with which voting right of all or part of the shares and/or equity held by Group Companies is attached;

(d)	Set any option, right, interest or encumbrance to any shares and/or equity of Group Companies; or

(e)	Consent to the following events, regardless of conditions.

9.2	Pre-emptive Right

9.2.1	The Parties agree that, after the Closing Date, they may not issue shares to any other persons after the Company’s capital increase, unless (1) approved by Shareholders in accordance with Article 5.1.1 and (2) subject to the requirements under Article 9.2 hereof. Heroic Vision and Kunlun are entitled to pre-emptive right towards shares issued due to capital increase (“Capital Increase Shares”) based on their subscription ratio in accordance with the following formula.

Subscription Ratio of Capital	=	Shares held by Heroic Vision or Kunlun (as the case may be)
Increase Shares		Total shares held by Heroic Vision and Kunlun

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

9.2.2	The Parties agree that if the Board of Directors considers increasing issued shares is necessary for the need of Company Business, then notice (“Capital Increase Notice”) shall be issued to Heroic Vision and Kunlun, and such notice shall specify:

(a) Number of Capital Increase Shares;

(b) Subscription price for Capital Increase Shares; and

(c) Shares that may be subscribed by Heroic Vision and Kunlun in accordance with Article 9.2.1.

9.2.3	Heroic Vision and Kunlun shall issue notice on subscribing capital increase (“Notice on Subscription of Increased Capital”) in thirty (30) days after receiving Capital Increase Notice, and the Notice on Subscription of Increased Capital shall specify the number of shares Heroic Vision and Kunlun, respectively, intends to subscribe at the subscription price listed on Capital Increase Notice. Heroic Vision and/or Kunlun shall give Notice on Subscription of Increased Capital to the Company and shall make a copy to the other Party. If Heroic Vision and/or Kunlun fail to give Notice on Subscription of Increased Capital in thirty (30) days upon receiving Capital Increase Notice, it shall be considered as having waived its pre-emptive right. If either of Heroic Vision and Kunlun fails to subscribe the full amount of shares as prescribed under Article 9.2.1, the other Party may subscribe the remaining shares via issuing Notice on Supplementary Subscription of Increased Capital (“Supplementary Notice on Subscription of Increased Capital”) in ten (10) days upon receiving the Party’s Notice on Subscription of Increased Capital. If Heroic Vision and/or Kunlun fail to give Notice on Supplementary Subscription of Increased Capital in ten (10) days upon receiving the other Party’s Notice on Subscription of Increased Capital, it shall be considered as having waived its right of supplementary subscription.

9.2.4	Subject to the pre-emptive right of Heroic Vision and Kunlun, other Shareholders also have the pre-emptive right to subscribe the increased capital. After five (5) days upon receiving the Notice on Subscription of Increased Capital (and Notice on Supplementary Subscription of Increased Capital) issued by Heroic Vision and Kunlun or upon waiving pre-emptive right and the right of supplementary subscription in accordance with Article 9.2.3, the Company shall give notice to other Shareholders (“Notice of the Remaining Increased Capital for Subscription”), informing about the waived shares and subscription price in the increased capital. The other Shareholders may inform the Company about intention to subscribe certain shares in ten (10) days upon receiving Notice of the Remaining Increased Capital for Subscription. If any such Shareholder fails to inform the Company about its decision in ten (10) days, it shall be considered as having waived the pre-emptive right towards the remaining increased capital.

9.2.5	Upon expiration of the ten (10) -day-period as specified in the above Article 9.2.4, the Company shall have one hundred and twenty (120) days for it to sell the shares which are intended to issue to other persons on the same favorable terms and conditions as those having been given to the Shareholders. If the Company fails to make such issuance in one hundred and twenty (120) days, the Company must obtain approval based on Article 9.2 for another time if the Company intends to issue the shares.

9.3	Right of First Refusal

9.3.1	Under the same conditions, Heroic Vision or its affiliates shall enjoy the right of first refusal towards any shares (“Shares Transferred”) that Kunlun intends to transfer to any person (“Transferee”).

9.3.2	Before Kunlun’s transfer of any shares, Kunlun shall give written notice (“Transfer Notice”) to Heroic Vision, specifying (a) number of shares to be transferred; (b) conditions for such transfer (referred to as “Transfer Conditions”, including transfer price and other conditions); (c) identity of the transferee; (d) such notice may not be withdrawn or cancelled.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

9.3.3	Heroic Vision shall give written notice (“Receiving Notice”) to Kunlun in thirty (30) days upon receiving Transfer Notice as described in Article 9.3.2, specifying that Heroic Vision or its affiliate intends to purchase the Shares Transferred in accordance with Transfer Conditions. If Heroic Vision fails to give Receiving Notice to Kunlun in thirty (30) days upon receiving Transfer Notice, it shall be considered as having waived its right of first refusal unless otherwise approved by Kunlun.

9.3.4	Kunlun agrees that Heroic Vision shall not transfer any Shares Transferred to Kunlun preceding its exercising or waiving the right of first refusal in accordance with Article 9.3.

9.3.5	Upon expiration of the thirty (30) -day-period as specified in the above Article 9.3.2, Kunlun shall have one hundred and twenty (120) days for it to sell the shares not purchased by Heroic Vision which are intended to issue to the transferee on the same favorable terms and conditions as those having been given to the Heroic Vision. If Kunlun fails to make such transfer in one hundred and twenty (120) days, the Company must obtain approval based on Article 9.3 for another time if the Company intends to transfer the shares.

9.4	Deed of Adherence

Regardless of provisions in other terms and conditions herein, any Shareholder and the Company may not transfer the shares in the Company it holds, unless:

(a)	For Management Shareholders, the Management Shareholder, receiving equity, accepts the restrictions of the terms and conditions applicable in the Agreement in the written form of Management Shareholder’s Deed of Adherence, whose content shall be consistent with Annex 2 hereof;

(b)	For transferees other than the Management Shareholders, such transferee accepts the restrictions of the terms and conditions applicable in the Agreement in the written form of Transferee’s Deed of Adherence, whose content shall be consistent with Annex 3 hereof;

(c)	The transfer meets other applicable terms and conditions herein in all respects;

(d)	The transfer meets the governing laws in all respects; and

(e)	The transferor, with respect to the Shares Transferred, does not enjoy any rights or assume any obligations hereunder or under any other transactions documents.

Article 10 Performance Guarantee and Shares Adjustment

10.1	The Parties agree that the Investment Agreement executed by Heroic Vision is based on the following expected performance (“2014 Annual Goal”) of the Group.

10.1.1	Kunlun guarantees that * (*) of RaidCall voice service (www.raidcall.com) outside China during December, 2014 will not be below *.

10.1.2	In case of any abnormal or improper means (such as self-consuming, artificial control of the flow, interfering with flow system, etc.) that manipulate or influence the * of RC voice service (www.raidcall.com), resulting in the achievement of 2014 Annual Goal, then it shall be considered as not achieved.

The symbol ‘ * ’ in this exhibit indicates places where information has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

10.2	If the Group fails to achieve the 2014 Annual Goal, Kunlun, Management Shareholders and the Company shall together transfer the Company’s shares, free of charge, calculated via the following formula (Kunlun shall undertake 60% of the adjusted shares; Management Shareholders shall undertake 40% of the adjusted shares, and if the shares held by the Management Shareholders are not sufficient, the remaining part shall be undertaken by the Company via Treasury Shares):

Adjusted shares = 70% X All issued shares in the Company (for avoidance of doubt, all Treasury Shares issued externally shall be included) – Shares held by Heroic Vision.

10.3	After Heroic Vision delivers reasonable document evidencing the non-achievement of 2014 Annual Goal to Kunlun, Heroic Vision may deliver the notice regarding its exercising rights under Article 10.2 (“Notice of Exercise”) to Kunlun at any time.

(a)	Kunlun shall, in five (5) business days (“Period for Notice of Exercise”) upon service of Notice of Exercise, transfer the determined shares (without any encumbrance) in accordance with Article 10.2 to Heroic Vision, through delivering share certificates displaying the number of shares intending to be transferred together with Transfer Document duly executed in effective form and in accordance with material requirements; or

(b)	In case of objection towards supporting documents submitted by Heroic Vision, written notice shall be sent to Heroic Vision within the Period for Notice of Exercise to carry out amicable negotiation. If consensus is not achieved in twenty (20) business days upon the first day of negotiation, Kunlun and Heroic Vision both are entitled to submit the dispute to HKIAC in accordance with Article 17.3 for arbitration. For avoidance of doubt, if Kunlun fails to propose objection during the Period for Notice of Exercise, then it shall be considered as Kunlun does not having objection against the recognition of 2014 Annual Goal, and shall perform the share transfer obligation in accordance with the Paragraph (a) of this Article.

Article 11 Management Share Option Incentive Plan

11.1	The Parties agree that the Company has set up Management Share Option Incentive Plan to grant options to the Company’s management, making them receive the Company’s shares when exercising such options (“Management Share Option Incentive Plan”). At Closing, the Company has 1,500 ordinary shares, representing 15% of the Company’s shares (based on full dilution), as Treasury Shares, which shall be transferred to the Company’s management as Share Option in accordance with Article 11.

11.2	The Parties agree that the Company’s Board of Directors shall determine the procedures and content of the Management Share Option Incentive Plan, and the Board may participate in the management of such Management Share Option Incentive Plan as well as determination of the number of shares to be granted (including corresponding Share Option). The management shall obtain 25% of the granted exercising ability each year in the following four (4) years (i.e. obtaining 25%, 50%, 75% and 100% of the granted exercising ability on the first anniversary, second anniversary, third and the fourth anniversary of the granting day). If one of the management staff leaves his/her position in the four (4) years, then option of which exercise ability has not been granted shall be invalid, and the corresponding exercise ability may not be obtained since then. Subject to the provisions of Article 9.4, the management may perform the exercise ability toward options already granted, and receive Share Option from the Company without any payment.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Article 12 Return from Preferred Liquidation

12.1	Subject to governing laws, if the Company endures termination, cancellation, dissolution or any other events resulting in liquidation, the Company shall allocate the remaining assets to Shareholders based on shareholding ratio after paying all liquidation fees and liabilities in accordance with the governing law.

12.2	If the value of the remaining assets of the Company, received by Heroic Vision in accordance with Article 12.1, is less than the amount of return liquidation priority, then Kunlun and Management Shareholders (if applicable) agree and hereby transfer part or all of the assets allocated through liquidation entitled to Heroic Vision upon termination or dissolution of the Company, in order to make Heroic Vision have the assets whose value is equivalent to 65,000,000 USD (“Amount of Return from Preferred Liquidation”) upon the Company’s termination or dissolution. Heroic Vision hereby agrees to such transfer.

Article 13 Non-competition and Non-solicitation

13.1 Kunlun and Management Shareholders hereby undertake to Heroic Vision and the Company that:

(a)	As of the Closing Date in respect of Kunlun;

(b)	As of the acquisition of shares in the Company pursuant to Article 11 in respect of Management Shareholders, they shall not and shall ensure their affiliates (excluding each Group Company) and key personnel may not directly or indirectly, solely or jointly with other Parties engage in, or directly or indirectly, solely or jointly with other Parties through establish any other commercial entity engage in any businesses or activities which are as the same as or similar with that of the group, including research, development, marketing, promotion, service render or license grant (“Restricted Business”) or hold any interest in such business or activities.

13.2 Kunlun and Management Shareholders hereby undertake to Heroic Vision and the Company that:

(a)	As of the Closing Date in respect of Kunlun;

(b)	As of the acquisition of shares in the Company pursuant to Article 11 in respect of Management Shareholders, they shall not and shall ensure all of their affiliates (excluding each Group Company) may not hire any employee or former employee of each Group Company, Heroic Vision or any affiliates of Heroic Vision in any way (whether directly or indirectly) or solicit any of such person to engage in Restricted Business.

13.3	If any part of this Article has become invalid, illegal or unenforceable in any aspect for any reason, such invalid, illegal or unenforceable provision shall not affect the effect of the other part in this Article and this Article shall be interpreted as if such invalid, illegal or unenforceable provision has never been contained herein. Article 17.8 shall be applied to such case. Kunlun and Management Shareholders confirm that Heroic Vision and the Company may incur irreparable damage for any of its breach of this Article and no relief for indemnification may be adequate for the loss of Heroic Vision and/or the Company incurred for such breach. Kunlun and Management Shareholders agree that Heroic Vision and the Company shall be entitled to exercise the injunctive relief to require the actual performance of the Article 13 by Kunlun and Management Shareholders and Kunlun and Management Shareholders shall agree with the exercise of such right.

13.4	For the avoidance of doubt, any breach of any provisions in this Article by any affiliate (excluding each Group Company) of Kunlun and/or Management Shareholders shall be deemed as the breach of Kunlun and/or Management Shareholders.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

13.5	In case of any breach of this Article 13 of Kunlun and/or Management Shareholders, it shall be deemed as materially breaching the Agreement and Heroic Vision and the Company shall be entitled to require the payment of liquidated damage by Kunlun or Management Shareholders. The specific amount of such liquidated damage shall be subject to the higher of USD 2million or total loss incurred by Heroic Vision. Such amount shall be paid by Kunlun or Management Shareholders to the bank account designated by Heroic Vision and the Company as soon as possible, but in no event shall be later than ten (10) business days after it receives the notice from Heroic Vision and/or the Company requiring such payment. The Parties confirm and agree that such amount shall be real estimation on the loss relevant breach may cause and shall be the supplementary to any other rights or remedies which may be obtained by Heroic Vision and the Company pursuant to laws or contracts and shall not substitute or reduce any such other rights or remedies.

Article 14 Presentation and Warranty

The Parties solely, rather than jointly, hereby make the following presentations and warranties to other Parties and undertake that:

14.1	Incorporation, Good Standing and Qualifications

The Parties (1) are limited companies legally organized in accordance with the applicable law in the places of their respective incorporation and valid existing and with good standing and have obtained the consents of all relevant governmental authorities for its incorporation (if necessary); (2) have all powers and authorizations necessary for the possession and operation of its property and the conduction of its business and for the execution, delivery and performance hereof as well as for the completion of the transactions proposed hereunder; (3) have proper qualifications to conduct its business and transactions and the licenses and qualifications necessary for the operation of such business and have the good standing in each jurisdiction in which such qualification are required; and (4) operate its business in compliance with applicable laws at all times since its incorporation.

14.2	Authorization

14.2.1	The Parties have taken all necessary actions to authorize, execute and deliver the Agreement and to perform their respective obligations hereunder. The Agreement shall constitute a valid obligation and legally binding upon them and may be performed pursuant to the terms hereunder.

14.2.2	The execution, delivery or performance hereof or the completion of the transaction proposed hereunder by the Parties needs no additional consent from any person except the consent obtained on the Closing Date.

14.3	No Breach

The execution, delivery or performance hereof or the completion of the transaction proposed hereunder by the Parties shall not (1) constitute a conflict with any applicable law; (ii) constitute a breach of any provisions of any contract or result in any right to any termination or cancellation or early termination or cancellation of any rights or obligation of any Party under any provision in any contract, or result in the loss of any interest of any Party under any provision in any contract or any increase of the interest rate currently effective for any liability of each Party; or (iii) result in any encumbrance to any property or asset of each Party (except the encumbrance expressly consented by the Parties in transaction documents).

14.4	Insolvency

The Parties will not and have no reason to believe that they will suffer an insolvency or unable to pay the matured debt in a foreseeable future pursuant to applicable laws. There is no and they have no reason to believe that there will be any compromise with creditors or no related legal procedure or procedure related to the liquidation, bankruptcy or other dismission procedures will be arranged and as to the knowledge of the Parties, there is no event which may trigger such legal procedures.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Article 15 Termination

15.1	Term and Termination of the Agreement

The Agreement shall come into effect as of the Closing Date and shall remain in effect until and unless be terminated in the following circumstances:

15.1.1	The Parties mutually agree to terminate the Agreement in advance;

15.1.2	Company Dissolution;

15.1.3	As to each Shareholder, all of its shares are sold.

15.2	Effectiveness of the Termination

Except the case provided in Article 15.3, the Agreement shall be invalid if it is terminated in accordance with the provisions specified in Article 15.1 or with applicable laws, provided, however, that the Parties shall not be exempted from the liabilities arising from or caused by the breach or any misrepresentation of it hereunder and such termination shall not be deemed as the waiver of any receivable remedy for any such breach or misrepresentation, including actual performance, if receivable.

15.3	Remain in Effect

The provisions specified in Article 15, 16 and 17 shall remain in effect after the termination hereof.

Article 16 Confidentiality

16.1	Confidentiality Obligation

Each Party hereof shall strictly keep the information contained herein or acquired or obtained due to the negotiation and/or execution hereof in confidence and shall not disclose or use such information, including any information related to the following items:

16.1.1	The existence of the Agreement and the provisions hereof;

16.1.2	Negotiation related to the Agreement; or

16.1.3	Business activity of any Party hereof, of such Party or of any of their affiliates.

16.2	Permitted Disclosure

Provided, however, that in the following cases, Article 16.1 shall not be applied to the disclosure or use of any information to the following extent:

16.2.1	Disclosure or use required by applicable laws, by any rules of the stock exchange where share of any Party listed in or by any governmental authority, provided that related Party shall inform other parties about such requirement prior to the disclosure or the use to provide other parties with an opportunity to refuse such disclosure or use or to discuss the time and content thereof;

16.2.2	Disclosure or use necessary for the purpose of any legal procedure arising from the Agreement or from any other agreements executed hereunder or pursuant hereto, or the disclosure is made to any tax authority due to tax affairs related to the disclosing party;

16.2.3	Disclosure made to the representative of any Party who requires learning such information for the purpose of completing transactions hereunder or under other agreements concluded pursuant hereto, provided that such representative undertakes to comply with Article 16.1 in respect of such information, as if it is a party hereof;

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

16.2.4	Such information may be acquired from public domain [except such information may be acquired as a result of breaching the Confidentiality Agreement (if any) or the Agreement]; or

16.2.5	Written consents have been made by other parties prior to the disclosure or use.

Article 17 General Provisions

17.1	Binding; Transfer

The Agreement shall be binding upon the Parties, their respective successor and permitted transferee and shall be enforceable. The Parties may not transfer any of their rights or obligations hereunder without the prior written approval of other parties; however, Heroic Vision and Kunlun shall be entitled to transfer all or part of their respective rights and obligations hereunder to any of their respective affiliates without the prior consent of other parties.

17.2	Governing Law

The Agreement shall be governed by and interpreted in accordance with laws of Hong Kong.

17.3	Dispute Settlement

17.3.1	Any dispute, argument or claim arising from or related to the Agreement or the interpretation, breach, termination or validity hereof (each a “Dispute”) shall be firstly settled by the disputing parties through negotiation. The negotiation shall be started upon the delivery of a written notice by any Party to any other parties requiring so.

17.3.2	If the Dispute fails to be settled within sixty (60) days after the delivery of such notice, the Dispute shall be submitted for arbitration upon the delivery of a written notice by any disputing party to any other parties requiring so (hereinafter referred to as “Arbitration Notice”).

17.3.3	The Dispute shall be submitted to Hong Kong International Arbitration Center (“HKIAC”) and be arbitrated in Hong Kong. The arbitration shall be made by three (3) arbitrators who shall be appointed pursuant to the arbitration rules of HKIAC (“Arbitration Rules”) in effect at the arbitration unless otherwise expressly provided in this Article 17.3.3.One arbitrator shall be appointed by Heroic Vision; the second arbitrator shall be appointed jointly by Heroic Vision and Kunlun within ten (10) days after the appointment of Heroic Vision in case of Kunlun is involved in all such arbitrations; otherwise, the second arbitrator shall be appointed by HKIAC; the third arbitrator shall be the chief arbitrator and jointly appointed by arbitrators within ten (10) days after the date of the later arbitrator is appointed; otherwise, such third arbitrator shall be appointed by HKIAC.

17.3.4	The arbitration shall be made in Chinese. The arbitration court shall apply the Arbitration Rules.

17.3.5	The arbitration award made by the arbitration court shall be final and binding upon the Parties; the winning party may apply the execution of such award with the court with jurisdiction.

17.3.6	Any Party involved in the Dispute shall be entitled to seek temporary injunctive relief in any court with jurisdiction, where practicable.

17.3.7	The Agreement shall be continuously performed during the arbitration course except the part to be arbitrated.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

17.3.8	The arbitration fee shall be undertaken by the losing party in the arbitration pursuant to the arbitration award, including legal fee, accountant fee and costs and expenses for other professionals arising from the survey, collection, prosecution and/or defense made by any winning party for any request in dispute.

17.4	Amendment

Unless otherwise permitted herein, any amendment, change, waiver, cancellation or termination hereof or of any provisions herein shall be made in written documents signed by each Party.

17.5	Notice

17.5.1	All notices, claims for rights, certifications, requests, requirements and other communications given to any other Party hereunder shall be made in writing and shall be delivered to such Party by person, facsimile or overnight courier service of good faith with a prepaid postage at the address listed in Article 17.5.2 or at any other addresses pointed by such Party in a notice to other parties. Such communications shall be deemed as delivered (i) at its delivery if by hand; (ii) upon receiving the receipt if by facsimile; and (iii) within five (5) calendar days after being delivered to or received by the courier.

17.5.2	The notices hereunder shall be delivered to the Parties at following addresses and received by the following person:

Kunlun: Koram Games Limited

Address: Suite 5118, 51th Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong

Fax: 00852-36023071

Recipient: Zhou Yahui

HEROIC VISION: HEROIC VISION HOLDINGS LIMITED

Address: Floor 2, East Tower, Jingyan Hotel, No. 29 Shijingshan Road, Shijingshan District, Beijing

Fax: 86-10-68874008

Recipient: Legal Department of Heroic Vision

Company: TalkTalk Limited

Prior to the Closing Date

Address: Tower B, Mingyang International Center, No. 46, Xizongbu Alley, Dongcheng District, Beijing

Fax: 86-10-65210297

Recipient: Zhou Yahui

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

After the Closing Date

Address: Floor 2, East Tower, Jingyan Hotel, No. 29 Shijingshan Road, Shijingshan District, Beijing

Fax: 86-10-68874008

Recipient: Legal Department of Heroic Vision

17.6	Further Warranty

Each Party shall make and perform (or cause other party to make and perform) all further actions and matters and shall execute and deliver all other agreements, certificates, instruments and documents, which may be reasonably required by any other parties for the achievement of the provisions and the purpose hereof.

17.7	Entire Agreement

The Agreement and all other transaction documents shall jointly constitute the entire agreement among the Parties in respect of the subject hereof and supersede all previous written or oral understandings or agreements.

17.8	Severability

If any provisions hereof are deemed as void or unenforceable to some extent, the remaining provisions shall not be affected and shall be performed to the maximum extent permitted by law. Any invalid or unenforceable provisions of the Agreement shall be replaced by other valid and enforceable provisions, and such provisions shall have the proximal effectiveness with the original meaning of unenforceable provisions herein.

17.9	Cumulative Remedies

All rights and remedies provided herein or obtained in other ways shall be accumulated and exercised in succession with all other rights and remedies.

17.10	Counterparts

The Agreement may be executed in one or more counterparts, each of which shall be deemed as an original but all of which shall constitute one and the same document.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

IN WITNESS WHEREOF, the Parties hereof have caused their respective authorized representatives to execute the Agreement as of the date first written above.

Koram Games Limited

Signatory:	/s/ Zhou Yahui

Name:	Zhou Yahui

HEROIC VISION HOLDINGS LIMITED

Signatory:	/s/ Wang Tao

Name:	Wang Tao

TalkTalk Limited

Signature:	/s/ Zhou Yahui

Name:	Zhou Yahui

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Annex I Definitions

“2014 Annual Goal”	Shall have the meaning set forth in Article 10.1.

“The Agreement”	Shall have the meaning set forth in the Recitals hereof.

“Notice on Supplementary Subscription of Increased Capital”	Shall have the meaning set forth in Article 9.2.3.

“Heroic Vision”	Shall have the meaning set forth in the Recitals hereof.

“Subsidiary Company”	Means the subsidiary company established anywhere by the person who: (1) is in charge of the board of directors of such subsidiary company; (2) controls over 50% of its voting rights; (3) holds over 50% of its issued shares (excluding those shares for which such person has no right to include in the profit or capital distribution exceeding the specified amount); or (4) owns one subsidiary company of such company.

“Parties” or “Party”	Shall have the meaning set forth in the Recitals hereof.

“Company”	Shall have the meaning set forth in the Recitals hereof.

“Shareholder”	Means the holder of the Company’s shares.

“Management Shareholders”	Means the employees in management who are determined by Xiang Gensheng, Hu Bin and the Shareholders’ Meeting from time to time.

“Management Share Option Incentive Plan”	Shall have the meaning set forth in Article 11.1.

“Meeting Notice”	Shall have the meaning set forth in Article 5.2.

“Group”	Means the Company and its affiliates from time to time; Group Company means any company of them.

“Group Business”	Means RaidCall voice service and other related businesses.

“Closing Date”	Means the date on which the closing is made pursuant to the Investment Agreement.

“Kunlun”	Shall have the meaning set forth in the Recitals hereof.

“*(*)”	Means *.

“Share Option”	Means Company shares which may be acquired after the exercise of the option in Management Share Option Incentive Plan.

The symbol ‘*’ in this exhibit indicates places where information has been omitted pursuant to a request for confidentially treatment and filed separately with the SEC.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

“Notice on Subscription of Increased Capital”	Shall have the meaning set forth in Article 9.2.3.

“Transferee”	Shall have the meaning set forth in Article 9.3.1.

“Receiving Notice”	Shall have the meaning set forth in Article 9.3.3.

“Notice of the Remaining Increased Capital for Subscription”	Shall have the meaning set forth in Article 9.2.4.

“Investment Agreement”	Means the investment agreement concluded by Heroic Vision, Kunlun, Beijing Kunlun Technology Co., Ltd., Guangzhou Kunlun Online Information Technology Co., Ltd. and KunIun Korea Co., LTD. on November 19, 2013.

“Restricted Business”	Shall have the meaning set forth in Article 13.1.

“Notice of Exercise”	Shall have the meaning set forth in Article 10.3.

“Period for Notice of Exercise”	Shall have the meaning set forth in Article 10.3.

“Amount of Return from Preferred Liquidation”	Shall have the meaning set forth in Article 12.2.

“Capital Increase Share”	Shall have the meaning set forth in Article 9.2.1.

“Capital Increase Notice”	Shall have the meaning set forth in Article 9.2.2.

“Dispute”	Shall have the meaning set forth in Article 17.3.1.

“Arbitration Rules”	Shall have the meaning set forth in Article 17.3.3.

“Arbitration Notice”	Shall have the meaning set forth in Article 17.3.2.

“Shares Transferred”	Shall have the meaning set forth in Article 9.3.1.

“Transfer Conditions”	Shall have the meaning set forth in Article 9.3.2.

“Transfer Notice”	Shall have the meaning set forth in Article 9.3.2.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Annex II Deed of Adherence of Management Shareholders

This Deed of Adherence (“Deed”) is concluded and executed on [Date] by:

(1)	Koram Games Limited, a limited company established and existing in accordance with laws of Hong Kong (registration number: 1415564) with its registered office at Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street, Central, Hong Kong (“Kunlun”);

(2)	HEROIC VISION HOLDINGS LIMITED, a limited company established and existing in accordance with laws of British Virgin Islands (registration number: 1795916) with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Heroic Vision”); and

(3)	TalkTalk Limited, a limited company established and existing in accordance with laws of British Virgin Islands (registration number: 1799119) with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Company”);

(Kunlun, Heroic Vision and the Company are called collectively as the “Existing Shareholders”)

(4)	[—], holder of the Chinese ID card No. [—] who lives in [—] (“New Shareholder”).

Whereas:

A.	The Existing Shareholders have concluded a shareholder agreement (“Shareholder Agreement”) on [—] to prescribe the relationship among the Existing Shareholders as the Company’s shareholder and the terms of the agreement concluded by them in respect of the operation and management of the Company. A counterpart of Shareholder Agreement has been attached hereof and is remarked as “A” for the convenience of identification.

B.	The Company has agreed to, pursuant to the [—] concluded by the New Shareholder and it (“Transfer Document”), transfer the ownership of the legal and beneficial interests in its [—] common shares to the New Shareholder (“Transferred Interest”) on [—].

C.	Each party hereof shall conduct the closing upon the execution of the Deed (“Closing”) so that the New Shareholder can act as the owner and holder of the beneficial and legal interest in the Transferred Interest.

D.	The Deed shall be the supplementary agreement of the Shareholder Agreement.

Following agreements have been made through negotiation:

1.	Unless otherwise defined herein, the terms and expressions used herein shall share the same definition with that defined in the Shareholder Agreement.

2.	The New Shareholder confirms that it has read the Shareholder Agreement and hereby undertakes to the Existing Shareholders that it will act as a Management Shareholder to fully perform, undertake and comply with all terms, undertakings, obligations and provisions under the Shareholder Agreement as of the Closing as if it is an original party of the Shareholder Agreement and holds the Transferred Interest in related periods.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

3.	For the purpose set forth in Article 17.5.2 of the Shareholder Agreement, the New Shareholder shall be notified in the following way:

New Shareholder:

Address:

Fax:

Recipient:

4.	Unless otherwise changed or supplemented, the Shareholder Agreement shall be in full valid and effect.

5.	The Deed shall be governed by laws of Hong Kong and all disputes, arguments or claims arising from or related hereto or any breach, termination or invalid resulting therefrom shall be settled in a way provided in the Shareholder Agreement.

6.	As of the effective date of the Deed, the Deed and the Shareholder Agreement shall constitute one document, provided, however, that the provisions herein shall prevail in case of any conflict between the Deed and the Shareholder Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

IN WITNESS WHEREOF, the deed has been delivered as of the date first written above.

Executed	)
and delivered as a deed by	)
Koram Games Limited	)
in the presence of

Executed	)
and delivered as a deed by	)
HEROIC VISION HOLDINGS LIMITED in the presence of
Executed	)
and delivered as a deed by	)
TalkTalk Limited	)
in the presence of

Executed	)
and delivered as a deed by	)
[New Shareholder]	)
in the presence of

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

Annex III Deed of Adherence of Other Transferees

This Deed of Adherence is concluded and executed on [—] [—], 2013 by:

(1)	Koram Games Limited, a limited company established and existing in accordance with laws of Hong Kong (registration number: 1415564) with its registered office at Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street, Central, Hong Kong (“Kunlun”);

(2)	HEROIC VISION HOLDINGS LIMITED, a limited company established and existing in accordance with laws of British Virgin Islands (registration number: 1795916) with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (Heroic Vision); and

(3)	TalkTalk Limited, a limited company established and existing in accordance with laws of British Virgin Islands (registration number: 1799119) with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Company”);

(Kunlun, Heroic Vision and the Company are called collectively as the “Existing Shareholders”)

(4)	[—], [a limited company established and exists in accordance with [—] (Registration No.: [—])/ holder of the Chinese ID card No. [—]], [with its registered office at [—]/lives in [—]] (“New Shareholder”).

Whereas:

A.	The Existing Shareholders have concluded a shareholder agreement (“Shareholder Agreement”) on [—] to prescribe the relationship among the Existing Shareholders as the Company’s shareholder and the terms of the agreement concluded by them in respect of the operation and management of the Company. A counterpart of Shareholder Agreement has been attached hereof and is remarked as “A” for the convenience of identification.

B.	[Name of the Transferor] has agreed to, pursuant to the [—] concluded by the New Shareholder and it (“Transfer Document”), transfer the ownership of the legal and beneficial interests in its [—] common shares to the New Shareholder (“Transferred Interest”) on [—].

C.	Each party hereof shall conduct the closing upon the execution of the Deed so that the New Shareholder can act as the owner and holder of the beneficial and legal interest in the Transferred Interest.

D.	The Deed shall be the supplementary agreement of the Shareholder Agreement.

Following agreements have been made through negotiation:

1.	Unless otherwise defined herein, the terms and expressions used herein shall share the same definition with that defined in the Shareholder Agreement.

2.	The New Shareholder confirms that it has read the Shareholder Agreement and hereby undertakes to the Existing Shareholders that it will act as a Transferor to fully perform, undertake and comply with all terms, undertakings, obligations and provisions under the Shareholder Agreement as of the Closing as if it is an original party of the Shareholder Agreement and holds the Transferred Interest in related periods.

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

3.	For the purpose set forth in Article 17.5.2 of the Shareholder Agreement, the New Shareholder shall be notified in the following way:

New Shareholder:

Address:

Fax:

Recipient:

4.	Unless otherwise changed or supplemented, the Shareholder Agreement shall be in full valid and effect.

5.	The Deed shall be governed by laws of Hong Kong and all disputes, arguments or claims arising from or related hereto or any breach, termination or invalid resulting therefrom shall be settled in a way provided in the Shareholder Agreement.

6.	As of the effective date of the Deed, the Deed and the Shareholder Agreement shall constitute one document, provided, however, that the provisions herein shall prevail in case of any conflict between the Deed and the Shareholder Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the SEC.

IN WITNESS WHEREOF, the deed has been delivered as of the date first written above.

Executed	)
and delivered as a deed by	)
Koram Games Limited	)
in the presence of

Executed	)
and delivered as a deed by	)
HEROIC VISION HOLDINGS LIMITED in the presence of
Executed and delivered as a deed by	)
TalkTalk Limited	)
in the presence of
Executed and delivered as a deed by	)
[New Shareholder]	)
in the presence of	)